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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                 EXELIXIS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30161Q104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30161Q104                                             Page 2 of 19

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Atlas Venture Fund II, L.P.
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER

       NUMBER OF               0 shares
                          -----------------------------------------------------
         SHARES            6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               3,484,919 shares
                          -----------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                0 shares
                          -----------------------------------------------------
         WITH:             8   SHARED DISPOSITIVE POWER

                               3,484,919 shares
-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,484,919 shares
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.0%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-------------------------------------------------------------------------------

CUSIP No. 30161Q104                                             Page 3 of 19

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Atlas Venture Associates II, L.P.
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER

       NUMBER OF               0 shares
                          -----------------------------------------------------
         SHARES            6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               3,484,919 shares
                          -----------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                0 shares
                          -----------------------------------------------------
         WITH:             8   SHARED DISPOSITIVE POWER

                               3,484,919 shares
-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,484,919 shares
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.0%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-------------------------------------------------------------------------------

CUSIP No. 30161Q104                                             Page 4 of 19

-------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Christopher J. Spray
-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]

-------------------------------------------------------------------------------
  3    SEC USE ONLY


-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United Kingdom
-------------------------------------------------------------------------------
                           5   SOLE VOTING POWER

       NUMBER OF               0 shares
                          -----------------------------------------------------
         SHARES            6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               2,325,398 shares
                          -----------------------------------------------------
          EACH             7   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                0 shares
                          -----------------------------------------------------
         WITH:             8   SHARED DISPOSITIVE POWER

                               2,325,398 shares
-------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,325,398 shares
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.7%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-------------------------------------------------------------------------------

CUSIP No. 30161Q104                                              Page 5 of 19


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Fidelman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             2,325,398 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,325,398 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,325,398 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

  CUSIP NO. 30161Q104                                             Page 6 of 19

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jean-Francois Formela
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            36,708 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             2,325,398 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             36,708 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8
                          2,325,398 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,362,106 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

  CUSIP NO. 30161Q104                                           Page 7 of 19

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Atlas Venture Europe Fund B.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             3,484,919 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8
                          3,484,919 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,484,919 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------

                                                                 Page 8 of 19
 CUSIP No. 30161Q104

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Atlas InvesteringsGroep N.V.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      The Netherlands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             3,484,919 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8
                          3,484,919 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,484,919 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).        Name of Issuer:  Exelixis, Inc.
                  --------------

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  170 Harbor Way, P.O. Box 511, South San Francisco, CA 94083.

Item 2(a).        Names of Persons Filing:  Atlas Venture Fund II, L.P., Atlas
                  -----------------------
                  Venture Associates II, L.P., Christopher J. Spray, Barry Fidelman, Jean-Francois Formela, Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V.

                  Atlas Venture Associates II, L.P. is the sole general partner of Atlas Venture Fund II, L.P. Messrs. Spray, Fidelman and Formela are the individual general partners of Atlas Venture Associates II, L.P. Atlas InvesteringsGroep N.V. is the owner of 95% of the shares of Atlas Venture Europe Fund B.V.

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------
                  The address of the principal business office of Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P. and Messrs. Spray, Fidelman and Formela is Atlas Venture, 222 Berkeley Street, Boston, Massachusetts 02116. The address of the principal business office of Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. is Atlas InvesteringsGroep N.V., Leevwenveldesweg 16, 1382 LX Weesp, The Netherlands.

Item 2(c).        Citizenship:  Atlas Venture Fund II, L.P. and Atlas Venture
                  -----------
                  Associates II, L.P. are each a limited partnership organized under the laws of the State of Delaware. Mr. Fidelman is a citizen of the United States. Mr. Spray is a citizen of the United Kingdom. Mr. Formela is a citizen of France. Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. are each a corporation organized under the laws of The Netherlands.

Item 2(d).        Title of Class of Securities:  Common Stock, $.001 par value.
                  ----------------------------

Item 2(e).        CUSIP Number:  30161Q104.
                  ------------

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
                  ---------------------------------------------------------
                  13d-2(b) or (c), check whether the person filing is a:
                  -----------------------------------------------------

                  Not Applicable.

Item 4.           Ownership.
                  ---------

         (a)      Amount Beneficially Owned:

                  Each of Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. (individually an "Entity" and collectively the "Entities") may be deemed to own beneficially 3,484,919 shares of Common Stock as of December 31, 2001. Each of Messrs. Spray and Fidelman may be deemed to own beneficially 2,325,398 shares of

                  Common Stock as of December 31, 2001. Mr. Formela may be deemed to own beneficially 2,362,106 shares (including 16,500 shares and options exercisable for 20,208 shares) of Common Stock as of December 31, 2001.

                  As of December 31, 2001, Atlas Venture Fund II, L.P. is the record owner of 2,325,398 shares of Common Stock and Atlas Venture Europe Fund B.V. is the record owner of 1,159,521 shares of Common Stock (referred to as the "Record Shares"). By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares. Hence, each Entity may be deemed to own beneficially 3,484,919 shares of Common Stock. In their capacities as individual general partners of Atlas Venture Associates II, L.P., each of Messrs. Spray and Fidelman may be deemed to own beneficially 2,325,398 shares of Common Stock. Mr. Formela may be deemed to own beneficially 2,362,106 shares (including 16,500 shares and options exercisable for 20,208 shares) of Common Stock.

         (b)      Percent of Class:

                  Atlas Venture Fund II, L.P.           7.0%
                  Atlas Venture Associates II, L.P.     7.0%
                  Christopher J. Spray                  4.7%
                  Barry Fidelman                        4.7%
                  Jean-Francois Formela                 4.8%
                  Atlas Venture Europe Fund B.V.        7.0%
                  Atlas InvesteringsGroep N.V.          7.0%

         The foregoing percentages are calculated based on the 49,511,273 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for Exelixis, Inc. for the Quarter Ended September 30, 2001, as adjusted pursuant to Rule 13d-3(d)(1).

         (c)      Number of shares as to which such person has:

                  (i)     sole power to vote or to direct the vote:


                           Jean-Francois Formela                  36,708 shares

                          0 shares as to each other reporting person.

                  (ii)    shared power to vote or to direct the vote:

                          Atlas Venture Fund II, L.P.          3,484,919 shares
                          Atlas Venture Associates II, L.P.    3,484,919 shares
                          Christopher J. Spray                 2,325,398 shares
                          Barry Fidelman                       2,325,398 shares
                          Jean-Francois Formela                2,325,398 shares
                          Atlas Venture Europe Fund B.V.       3,484,919 shares
                          Atlas InvesteringsGroep N.V.         3,484,919 shares

                  (iii)   sole power to dispose or to direct the disposition of:

                           Jean-Francois Formela                   36,708 shares

                          0 shares as to each other reporting person.

                  (iv) shared power to dispose or to direct the disposition of:

                          Atlas Venture Fund II, L.P.           3,484,919 shares
                          Atlas Venture Associates II, L.P.     3,484,919 shares
                          Christopher J. Spray                  2,325,398 shares
                          Barry Fidelman                        2,325,398 shares
                          Jean-Francois Formela                 2,325,398 shares
                          Atlas Venture Europe Fund B.V.        3,484,919 shares
                          Atlas InvesteringsGroep N.V.          3,484,919 shares

         Each of the reporting persons expressly disclaims beneficial ownership of any shares of Common Stock of Exelixis, Inc., except in the case of
         (i) Atlas Venture Fund II, L.P. for the 2,325,398 shares which it holds of record; (ii) Atlas Venture Europe Fund B.V. for the 1,159,521 shares which it holds of record and (iii) Jean-Francois Formela for the 36,708 shares which he holds of record.

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  [x] In their capacities as individual general partners of Atlas Venture Associates II, L.P., each of Messrs. Spray and Fidelman may be deemed to own beneficially 2,325,398 shares of Common Stock as of December 31, 2001, which is five percent or less of the Common Stock of Exelixis, Inc.

                  In his capacity as individual general partner of Atlas Venture Associates II, L.P., Mr. Formela may be deemed to own beneficially 2,362,106 shares of Common Stock as of December 31, 2001 (including 36,708 shares which he holds of record), which is five percent or less of the Common Stock of Exelixis, Inc.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  ------

                  Not Applicable.


Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

                  Not Applicable. The reporting persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not Applicable.

Item 10.          Certifications.
                  --------------

                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.
                    ---------

Dated:  February 8, 2002

ATLAS VENTURE FUND II, L.P.                     ATLAS VENTURE EUROPE FUND B.V.

By: Atlas Venture Associates II, L.P.           By: Atlas InvesteringsGroep N.V.

         By:                 *                        By:         *
            ------------------------------               -----------------------
              Christopher J. Spray,                      Hans Bosman,
              General Partner                            Managing Director

ATLAS VENTURE ASSOCIATES II, L.P.               ATLAS INVESTERINGSGROEP N.V.

By:                          *                  By:               *
    --------------------------------------         -----------------------------
     Christopher J. Spray,                         Hans Bosman,
     General Partner                               Managing Director


                             *
------------------------------------------
Christopher J. Spray

                             *
------------------------------------------
Barry Fidelman

                             *
------------------------------------------
Jean-Francois Formela

* The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.
                                       ---------

     /s/Jeanne Larkin Henry
     ----------------------
     Jeanne Larkin Henry
     Attorney-in-fact

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Exelixis, Inc.

         This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 8th day of February, 2002.

ATLAS VENTURE FUND II, L.P.               ATLAS VENTURE EUROPE FUND B.V.

By: Atlas Venture Associates II, L.P.     By: Atlas InvesteringsGroep N.V.

         By:       *                             By:          *
            ---------------------------             ----------------------------
            Christopher J. Spray,                   Hans Bosman,
            General Partner                         Managing Director

ATLAS VENTURE ASSOCIATES II, L.P.         ATLAS INVESTERINGSGROEP N.V.

By:                *                      By:                 *
    -----------------------------------      -----------------------------------
    Christopher J. Spray,                    Hans Bosman,
    General Partner                          Managing Director


                   *
---------------------------------------
Christopher J. Spray

                   *
---------------------------------------
Barry Fidelman

                   *
---------------------------------------
Jean-Francois Formela

* The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.
                                       ---------

     /s/ Jeanne Larkin Henry
     -----------------------
     Jeanne Larkin Henry
     Attorney-in-fact

                                                                       Exhibit 2
                                                                       ---------

                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Christopher J. Spray and Jeanne Larkin Henry his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund, L.P., Atlas Venture Associates, L.P., Atlas Venture Partners III, B.V., Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V., Atlas InvesteringsGroep N.V., and Atlas Venture Beheer II B.V. pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 31st day of January, 1997.

                                             /s/ Christopher J. Spray
                                             -----------------------------------
                                             Christopher J. Spray


Commonwealth of Massachusetts)
                             ) ss:
County of Suffolk            )

         On this 31st day of January, 1997, before me personally came Christopher J. Spray, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]                                /s/ Elizabeth  A. LeBlanc
                                             -----------------------------------
                                             Notary Public

                                             My commission expires: July 3, 1998

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 31st day of January, 1997.




                                        /s/ Barry Fidelman
                                        -------------------------------------
                                        Barry Fidelman


Commonwealth of Massachusetts)
                             ) ss:
County of Suffolk            )

      On this 31st day of January, 1997, before me personally came Barry Fidelman, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]                           /s/ Elizabeth  A. LeBlanc
                                        -------------------------------------
                                        Notary Public

                                        My commission expires: July 3, 1998

Page 17 0f 19

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 31st day of January, 1997.

                                        /s/ Jean-Francois Formela
                                        -------------------------------------
                                        Jean-Francois Formela


Commonwealth of Massachusetts)
                             ) ss:
County of Suffolk            )

      On this 31st day of January, 1997, before me personally came Jean-Francois Formela, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                           /s/ Elizabeth  A. LeBlanc
                                        -------------------------------------
                                        Notary Public

                                        My commission expires: July 3, 1998

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.




                                        /s/ Hans Bosman
                                        -------------------------------------
                                        Hans Bosman


Commonwealth of Massachusetts)
                             ) ss:
County of Suffolk            )

      On this 7th day of February, 2000, before me personally came Hans Bosman, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.

[Notary Seal]                           /s/ Ann M. Grummitt
                                        -------------------------------------
                                        Notary Public

                                        My commission expires: November 6, 2003

Page 19 of 19